Benitec Biopharma Limited

F6A/1-15 Barr Street

Balmain, NSW, 2041, Australia

+61 2 9555 6986

August 12, 2015

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Alla Berenshteyn

RE:	Benitec Biopharma Limited
Registration Statement on Form F-1, as amended
File No 333-205135

Dear Ms. Berenshteyn:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Benitec Biopharma Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will become effective at 5:00 p.m. (Washington, D.C. time) on Thursday, August 13, 2015, or as soon thereafter as is practicable. Once the Registration Statement has been declared effective, please verbally confirm that event with our counsel, Baker & McKenzie, by calling Marc R. Paul at (202) 452-7034.

In connection with the request, the Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company confirms that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.

[Signature page follows]

Very truly yours,

Benitec Biopharma Limited

By:	/s/ Peter French
Peter French
Chief Executive Officer and Managing Director

[Signature Page to Benitec Biopharma Limited Acceleration Request]